NXT ENERGY SOLUTIONS INC.

(the "Corporation")

2009 NI 51-102 Request Form

TO REGISTERED AND NON-REGISTERED SECURITYHOLDERS

National Instrument 51-102 requires that the Corporation send annually to the registered holders and beneficial owners of its securities a request form to allow the securityholders to elect to receive a copy of the Corporation's financial statements. If you wish to receive the Corporation's financial statements or other selective securityholder communications, please complete and return this form.

Please note that this card will be mailed each year and both registered and beneficial securityholders must return this card each year to remain on the Corporation's distribution list.

PLEASE RETURN TO:

NXT ENERGY SOLUTIONS INC.
c/o Olympia Trust Company
2300, 125 - 9th Avenue SE
Calgary, AB T2G 0P6

The undersigned securityholder of the Corporation hereby elects to receive:

☐ (A) Annual financial statements and MD&A of the Corporation, or

☐ (B) Interim financial statements and MD&A of the Corporation, or

☐ (C) Both (A) and (B) as described above.

NAME: (Please print) ______________________________

ADDRESS: ______________________________
(REQUIRED)
____
____
____

SIGNATURE: ______________________________ **DATE:** ______________________
I certify that I am a securityholder of the Corporation

The Canadian Securities Administrators recognize that developments in information technology allow companies to disseminate documents to securityholders and investors in a more timely and cost efficient manner than by traditional paper methods. By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the interim financial statements and reports, if electronic delivery is allowed by applicable regulatory rules and policies.

E-MAIL (optional): ______________________________